EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Nine Months Ended September 30,
	2017	2016
Income before income taxes	$202.7	$213.8

Share of undistributed income from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	(0.7)	(0.7)
Amortization of capitalized interest	0.4	0.4
Interest expense	26.5	25.1
Interest portion of rental expense	2.7	3.6
Earnings	$231.6	$242.2

Interest	27.1	25.8
Interest portion of rental expense	2.7	3.6
Fixed Charges	$29.8	$29.4

Ratio of Earnings to Fixed Charges	7.77	8.24